SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of       January         , 2006

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: January 3, 2006

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
TUESDAY, JANUARY 3, 2006

Shell Canada responds to rumours of offer by Royal Dutch Shell plc

Calgary, Alberta - Shell Canada is issuing the following statement with respect to rumours of a possible offer to the minority shareholders of Shell Canada by Royal Dutch Shell plc.

It is Shell Canada’s longstanding corporate policy and practice not to comment on rumours. However, at the request of the Toronto Stock Exchange, Shell Canada advises that it is not aware of any intention by Royal Dutch Shell plc to make such an offer.

For further information contact:

Investor Inquiries:	Media Inquiries:

Jim Fahner	Jeff Mann
Manager, Investor Relations	Manager, Public Affairs, Exploration & Production
(403) 691-2175	(403) 691-4189

Visit Shell’s web site: www.shell.ca